

August 13, 2013

Via E-mail
Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington DC 20005

> **Re:** **Administradora de Fondos de Pensiones Provida S.A.**
> **Schedule TO-T filed August 6, 2013**
> **SEC File No. 5-87186**

Dear Mr. Breheny:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filings concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T – Exhibit (a)(1)(i) – U.S. Offer to Purchase

Summary Term Sheet – Offer Extensions, page 3

1. We note the disclosure here that the Offers may be extended for a minimum of five and a maximum of fifteen calendar days. We further note that if extended, you will increase the purchase price per common share by an amount equal to the product of (i) US $0.00120730434947117 and (ii) the number of days elapsed between the Expiration Date and the end of the offer extension period. In your response letter, with a view to possible additional disclosure, clarify whether you are seeking to rely on the exemption in Rule 14d-1(d)(vi). Specifically, tell us whether the extension refers to a subsequent offering period, whether you are paying interest on securities tendered during that period and if so, whether such payments are required under applicable foreign law. (The disclosure on

page 23 of the offer document appears to indicate that the extension is something other than a subsequent offering period.) If the extension you reference is not pursuant to a subsequent offering period, tell us how the proposed increase in the offer price on a day-by-day basis during any extension of an initial offering period complies with Rule 14e-1(b).

Overview, page 4

2. It appears that US holders are not excluded from participating in the Chilean Offer if they hold in direct share form. Include a section noting this fact in the Summary section (as you do with respect to how ADS holders may participate in the Chilean Offer). Both sections should highlight the possible risks to US holders of participating in the Chilean versus the US Offer (besides the risks associated with the time needed to convert shares from ADS form) including in the Summary section. See Rule 14d-1(d)(2)(ii).

3. See our last comment above. Confirm in your response letter that Chilean law does not permit the exclusion of US holders from that offer. See Rule 14d-1(d)(2)(ii).

What are the principal differences between the U.S. Offer and the Chilean Offer?, page 8

4. The disclosure in the third bullet point in this section appears to indicate that withdrawal rights in the Chilean Offer may extend beyond those afforded to US tendering holders. Is this the case? If so, how does this comply with the requirement to conduct the US Offer on terms "at least as favorable" as those provided to foreign holders? See Rule 14d-1(d)(2)(ii).

Will the Offers be followed by a squeeze-out of minority holders of Common Shares and ADSs who have not tendered…?, page 14

5. This section and the one before it discussing your intent to delist the ADSs and common shares after the Offers should be more prominently disclosed toward the forepart of the Summary section.

Am I entitled to any appraisal rights or redemption rights in connection with the Offers?, page 14

6. Throughout this section and throughout the offer materials, clarify whether US holders would have the same rights with respect to any second-step, post-Offer purchases or acquisitions or other redemption rights, whether at levels above or below 95% participation in the Offers. In particular, the Summary section should be revised to clarify whether the reference to rights afforded "certain holders" includes US holders who do not tender into the Offers.

7. The disclosure here states that if and when you obtain 95% of the shares through the Offers or otherwise, you will inform shareholders though a notice published in a Chilean newspaper. How will you inform US holders? Will you place a comparable ad in a US newspaper? We may have further comments.

8. You advise shareholders that they should promptly consult their Chilean counsel in the event of a voluntary deregistration of the target shares or the acquisition by Purchaser of more than 95% of the target shares; however, this is not a substitute for detailed disclosure in this offer document regarding the rights of shareholders in the Offers and thereafter. This is particularly important in the context of a cross-border offer such as this one. Please confirm your understanding.

Terms of the Offer, page 24

9. We note that the record and payment dates for the prelaunch excess cash distribution have not yet been set and that the offer consideration will not be adjusted as a result of the payment of the excess cash distribution. Disclose how you will notify shareholders during the Offers once these dates have been set.

Extension of Tender Period and Amendments, page 32

10. Refer to comment 1 above and the disclosure in the last sentence of the second paragraph in this section. Explain how the extensions requirements will apply to the contemplated payment of increased offer consideration upon the extension of the Offers. We may have further comments.

Price Range of Common Shares; Price Range of ADSs, page 39

11. Where you set forth the offer price in the Summary section, include a comparison to recent trading prices, including the most recent trading price before announcement.

Limited Redemption Rights, page 40

12. See our comments above. Clarify the reference to "certain holders of Common Shares" in the first paragraph of this section on page 40. Provide the same clarification as to the reference to "eligible remaining minority shareholders" at the top of page 41.

13. Define or explain what is meant by a "high presence" as used here.

14. The fact that holders of ADSs may experience difficulty in participating in a Deregistration Vote or exercising redemption rights in connection with such a vote should be highlighted earlier in the disclosure document, including in the Summary.

15. Refer to our comment above. Your obligation to fully and completely describe the rights of and risks to minority shareholders remaining after the Offers, and in particular US holders, may not be avoided by advising remaining holders to seek the advice of Chilean counsel. Please confirm your understanding.

16. See our comment above with respect to notifying US shareholders of the fact that Purchaser has obtained 95% of the target shares, particularly if this occurs at some point after the Offers. Since US shareholders may as a logistical matter need additional time to exercise any redemption or other rights that may arise as a result of Purchaser reaching the 95% threshold, advise how you will inform US holders in a manner reasonably calculated to be effective and to enable them to exercise any rights available to them as minority shareholders.

Certain Projections, page 43

17. It does not appear that the projections were prepared in accordance with U.S. GAAP. As a result, advise as to what consideration was given as to whether the projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments.

Summary of the Transaction Agreement – Pre-Closing Dividends, page 55

18. If dividends will be paid while the Offers are pending and the purchase price in the Offers will be adjusted accordingly, the Offers may need to be extended, depending on the timing of payment. Please revise to clarify.

Miscellaneous, page 60

19. You state that the offer is not being made to, nor will tenders be accepted from, holders of shares or ADSs residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Alamos is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions